Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated January 4, 2012

Registration Nos. 333-162822 and 333-162822-01

Final Term Sheet

Vale Overseas Limited

US$1,000,000,000

4.375% Guaranteed Notes due 2022

Issuer:	Vale Overseas Limited

Guarantor:	Vale S.A.

Title of securities:	4.375% Guaranteed Notes due 2022 (the “Securities”).

Aggregate Principal Amount:	US$1,000,000,000

Price to Public:	98.804% of principal amount, plus accrued interest, if any, from January 11, 2012.

Gross Proceeds:	US$988,040,000

Annual Interest Rate:	4.375%

Maturity:	January 11, 2022

Interest Payment Dates:	Payable semi-annually on January 11 and July 11, commencing on July 11, 2012.

Yield to Maturity:	4.525%

Benchmark:	UST 2.000% due November 15, 2021

Benchmark Treasury Spot and Yield:	100-70 and 1.975%

Spread to Treasury:	UST + 255 bps

Pricing Date:	January 4, 2012

Settlement Date:	January 11, 2012 (T+5)

Ratings*:	A- / Baa2 / BBB+ / BBB (high) (Standard & Poor’s / Moody’s / Fitch / DBRS)

Minimum Denominations:	US$2,000/US$1,000

Make-Whole Call Spread:	UST + 40 bps

Joint Bookrunners:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC BB Securities Ltd. Banco Bradesco BBI S.A.

Format:	SEC-Registered

CUSIP:	91911TAM5

ISIN:	US91911TAM53

Listing:	Issuer will apply to list the Securities on the New York Stock Exchange.

*  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by caling Citigroup Global Markets Inc. at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049 or J.P. Morgan Securities LLC at 1-866-846-2874 (each toll-free in the United States) or, if calling from outside the U.S., by calling collect J.P. Morgan Securities LLC at 1-212-834-5402 or Banco Bradesco BBI S.A. at 1-212-888-9145.